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                           July 22, 2020

       Craig A. Lampo
       Senior Vice President and Chief Financial Officer
       Amphenol Corporation
       358 Hall Avenue
       Wallingford, Connecticut 06492

                                                        Re: Amphenol
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 12,
2020
                                                            File No. 001-10879

       Dear Mr. Lampo:

              We have reviewed your May 26, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 31, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 13 - Reportable Business Segments and International Operations, page 74

   1. We note your responses to comments 1 and 2 in our letter dated March 31, 2020. Please address the following:

                                                              Provide us with
additional details about your management structure and how your company is
organized. In your response, expand on your description of the Operating
                                                            Groups and the
independent businesses they are comprised of.
                                                              Describe the role
and responsibilities of your CODM and each of the individuals reporting to the
CODM.
                                                              Identify and
describe the role of each of your segment managers.
 Craig A. Lampo
FirstName
Amphenol LastNameCraig A. Lampo
           Corporation
Comapany
July       NameAmphenol Corporation
     22, 2020
July 22,
Page  2 2020 Page 2
FirstName LastName
                Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.
                Expand on your description of the changes your CODM regularly makes to the composition of each Operating Group by realigning businesses from one Operating
              Group to another, including how the CODM determines such changes should be made, what financial information the CODM reviews when making such changes, and the frequency of such changes.
                Tell us how often the CODM meets with his direct reports, what is typically discussed in those meetings, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings.
                Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed and individuals that participate at each step, and the level at which the CODM makes changes to the budget.
                Describe the basis for determining the compensation for each individual that reports to the CODM.

2. You state in your response the CODM receives two monthly reporting packages referred
         to internally as the    Flash Report    and the    Forecast Package
as well as two quarterly
         reporting packages referred to internally as the    Press Release
Package    and the
            Customer Sales Report   . Please describe in additional detail the
financial information
         included in these packages, and tell us what financial information is reviewed by the
         CODM for the purpose of allocating resources and assessing performance. You also state
         in your response that the Forecast Package includes    limited
profitability information of
         the Operating Groups and the underlying businesses   , and that your
 CEO does not
         regularly rely upon the limited profitability information for the Operating Groups to assist in his assessment of financial performance for purposes of the
allocation of resources   .
         Please describe this limited profitability information and tell us whether the CODM uses this information for the purpose of allocating resources and assessing performance, and if so, in what circumstances and with what frequency.

3. We note your discussion of the financial information your board of directors generally receives. Please describe in additional detail the financial information received by your
         Board of Directors and how frequently that information is received.

4. Please be advised we are and will continue to assess your reporting units based on the information we receive in response to the above comments.
 Craig A. Lampo
Amphenol Corporation
July 22, 2020
Page 3

        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameCraig A. Lampo                           Sincerely,
Comapany NameAmphenol Corporation
                                                           Division of
Corporation Finance
July 22, 2020 Page 3                                       Office of
Manufacturing
FirstName LastName